UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ______ to _________.

Commission File No. 333-93879

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson
Retirement Savings Plan for York
Hourly Bargaining Unit Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

See page 12 for the exhibit index.

The original of this report on file with the SEC consists of 19 pages.

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Harley-Davidson Retirement Savings Plan for York Hourly Barganing Unit Employees (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Harley-Davidson
Retirement Savings Plan
For York Hourly
Bargaining Unit Employees

Date: 6/27/05

By: James M. Brostowitz
James M. Brostowitz
Administrative Committee Member

Financial Statements and Supplemental Schedule

Harley-Davidson Retirement Savings Plan for York
Hourly Bargaining Unit Employees
Years Ended December 31, 2004 and 2003

Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Phone: (414) 273-5900
Fax: (414) 223-7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Plan Administration Committee
Harley-Davidson Retirement Savings
Plan for York Hourly
Bargaining Unit Employees

We have audited the accompanying statements of assets available for benefits of Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its assets available for benefits for the years ended December 31, 2004 and 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 24, 2005

Ernst & Young LLP

0503-0623208

Harley-Davidson Retirement Savings Plan for York
Hourly Bargaining Unit Employees

Statements of Assets Available for Benefits

	December 31	
	2004	**2003**
Assets		
Investments:		
Interest in Harley-Davidson		
Retirement Savings Plan Master Trust *(Note 3)*	**$ 33,205,824**	$ 23,353,013
Notes receivable from participants	**912,794**	590,503
	34,118,618	23,943,516
Company contributions receivable	**1,001,338**	936,237
Assets available for benefits	**$ 35,119,956**	$ 24,879,753

See accompanying notes.

Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees

Statement of Changes in Assets Available for Benefits

	Years Ended December 31	
	2004	**2003**
Additions:		
Investment income:		
Interest income	**$ 38,763**	$ 26,047
Equity in investment income of Harley-Davidson Retirement Savings Plan Master Trust *(Note 3)*	**3,550,619**	3,128,649
	3,589,382	3,154,696
Contributions:		
Participant	**6,150,167**	5,821,955
Company	**1,000,473**	936,237
	7,150,640	6,758,192
	10,740,022	9,912,888
Deductions:		
Benefit payments and withdrawals	**475,155**	401,172
Administrative expenses	**6,413**	5,195
	481,568	406,367
	10,258,454	9,506,521
Transfers to other Harley-Davidson plans	**(18,251)**	1,363
Net increase	**10,240,203**	9,507,884
Assets available for benefits at beginning of year	**24,879,753**	15,371,869
Assets available for benefits at end of year	**$ 35,119,956**	$ 24,879,753

See accompanying notes.

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following brief description of the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (the Plan) is provided for general information purposes only. Participants should refer to the *Summary Plan Description* for more complete information.

General

The Plan is a defined-contribution plan that covers hourly employees of the Harley-Davidson Motor Company Operations, Inc. (the Company) York plants, subject to a union bargaining agreement and meeting minimum eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer a portion of their compensation on a pretax basis through contributions to the Plan. The maximum amount that participants may defer is determined from time to time by the plan administrator and is subject to limitations under the Internal Revenue Code (the Code). The Plan allows for Company matching contributions, which range from $0 to $0.25 per dollar of participant contributions. Company matching contributions vary according to the Company's financial performance and apply only to participant contributions up to 6% of a participant's eligible pay.

Participants' Accounts

A separate account is maintained for each participant. The account balances are adjusted on a daily basis for participants' contributions, Company contributions, net investment income, loan fees, and distributions of participants' benefits or withdrawals.

Participants have the option of investing their contributions in one or any combination of 19 investment funds.

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's investment alternatives daily.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in 100% of their contributions and earnings thereon. Participants vest 100% in Company contributions after completing three years of vesting service. Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.

Forfeitures

Forfeitures are used to fund future Company matching contributions.

Payments of Benefits

Benefit and withdrawal payments consist of the following:

Upon retirement, death, disability, or termination of employment, the balance in a participant's account is paid to the participant or beneficiary in a lump sum, periodic payments (permitted only in event of retirement), or other form of payment as allowed under the Plan.

Participants may not withdraw prior to retirement, death, disability, or termination of employment any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59½.

Master Trust Investment

The Plan's investments consist of its interest in the commingled investments of the Harley-Davidson Retirement Savings Plan Master Trust (Master Trust) and notes receivable from participants. The Master Trust is a common trust arrangement under which investments of the Plan and four other Harley-Davidson defined-contribution plans are commingled (see *Note 3*). The Plan's investment in the Master Trust is based on its equity share of the Master Trust's investments.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested account balances, excluding Company matching account, not to exceed $50,000. Loans bear interest commensurate with the rate which would be charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).

Administrative Expenses

Administrative expenses generally are paid by the Company. Loan application and service fees are paid by participants.

2. Summary of Significant Accounting Policies

Valuation of Investments

The Master Trust investments in mutual funds and common trust funds are stated at fair value and are based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. The money market fund is stated at cost, which approximates fair value.

The Harley-Davidson Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Harley-Davidson, Inc. common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Harley-Davidson, Inc. common stock and the cash investments held by the Fund.

Notes receivable from participants are stated at their unpaid principal balances, which approximate fair value.

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Master Trust investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the financial statements and accompanying notes.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

As indicated in Note 1, the assets of the Master Trust include commingled investments held for the Plan, the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees, the Harley-Davidson Retirement Savings Plan for Salaried Employees, the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees, and the Buell Motorcycle Company Retirement Savings Plan (collectively, the Plans). The assets have been allocated among the Plans based on the respective participants' interest, adjusted for other allocable assets and liabilities.

3. Investments (continued)

A summary of the Master Trust's commingled investments at December 31 is as follows:

	2004	2003
Investments at fair value:		
Mutual funds	**$ 233,370,599**	$ 166,139,148
Common trust fund	**72,126,662**	65,479,574
Common stock – Harley-Davidson, Inc.	**166,647,820**	158,405,560
Money market fund	**1,535,729**	1,602,165
Other payable	**(39,752)**	(144,494)
Commingled assets of the Master Trust	**473,641,058**	391,481,953
Less: Amount allocated to other Plans	**440,435,234**	368,128,940
Plan's interest in Master Trust	**$ 33,205,824**	$ 23,353,013

At December 31, 2004 and 2003, the Plan's interest in the assets of the Master Trust was approximately 7% and 6%, respectively.

Investment income has been allocated among the Plans based on the respective participants' interest, adjusted for other allocable income and losses. Investment income generated by the commingled investments of the Master Trust and the Plan's allocated share therein are as follows:

	Years Ended December 31	
	2004	2003
Interest and dividend income	**$ 8,921,365**	$ 5,832,072
Net realized and unrealized appreciation in fair value of mutual fund and common trust fund investments	**11,866,800**	23,401,055
Net realized and unrealized appreciation in fair value of common stock – Harley-Davidson, Inc.	**39,287,360**	7,789,735
Commingled investment income generated by the Master Trust	**60,075,525**	37,022,862
Less: Amount allocated to other Plans	**56,524,906**	33,894,213
Master Trust commingled investment income allocated to the Plan	**$ 3,550,619**	$ 3,128,649

4. Nonparticipant-Directed Investments

Company contributions are invested in the Harley-Davidson, Inc. common stock fund and cannot be transferred or directed to any other investment option in the Plan until the participant becomes vested in such amounts or reaches the age of 55.

Information about the assets and the significant components of the changes in assets relating to the Harley-Davidson, Inc. common stock fund, which includes the participant and nonparticipant-directed investments, is as follows:

	December 31	
	2004	**2003**
Investments, at fair value:		
Harley-Davidson, Inc. common stock	**$ 9,049,702**	$ 6,025,360
Money market fund	**83,092**	60,959
Employer contributions receivable	**1,001,338**	936,237
Other payables	**(1,826)**	(8,691)
Harley Davidson, Inc. common stock fund	**$ 10,132,306**	$ 7,013,865

	Years Ended December 31	
	2004	**2003**
Changes in fund balance:		
Contributions	**$ 2,134,086**	$ 2,206,835
Interest and dividends	**69,077**	31,784
Net appreciation in fair value of common stock	**1,744,228**	399,920
Transfers to other investment funds, net	**(738,399)**	(643,801)
Benefit payments and withdrawals	**(88,203)**	(122,156)
Administrative expenses	**(2,348)**	(1,821)
	$ 3,118,441	$ 1,870,761

5. Transactions With Parties-in-Interest

The Master Trust holds investments in Harley-Davidson, Inc. common stock.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the union bargaining agreement.

7. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 5, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Supplemental Schedule

Harley-Davidson Retirement Savings Plan for York
Hourly Bargaining Unit Employees

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #39-1805420 Plan #008

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Plan participants	Participant loans with interest rates ranging from 6% to 10%, with various maturities. Collateralized by applicable participants' account balances.	$ 912,794

Exhibit Index

Exhibit Number	**Description**
23	Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-93879) pertaining to the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees of our report dated May 24, 2005, with respect to the financial statements and schedule of the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

Milwaukee, Wisconsin
June 27, 2005